IsoTis Further Reinforces US Operations
Pieter Wolters appointed CEO to succeed Jacques Essinger

LAUSANNE, Switzerland, and IRVINE, Calif. – July 1, 2004 – After two consecutive quarters of strong post-merger growth, IsoTis OrthoBiologics (SWX/Euronext Amsterdam: ISON; TSX: ISO) further reinforces its US operations by announcing the succession of Swiss based Jacques Essinger, PhD, by US based Pieter Wolters.

Given the importance of the US business and operations to the company, IsoTis’ Board of Directors and Jacques Essinger reached the conclusion that IsoTis’ CEO should be permanently based in the US. Pieter Wolters was IsoTis NV’s CEO at the time of merging into IsoTis SA in 2002, and subsequently IsoTis SA’s CFO. He will now lead the company as CEO together with his colleagues on the Executive Committee, Jim Hogan, President International, and John Kay, PhD, Chief Scientific Officer.

The organization has been led through two consecutive international mergers in 2002 and 2003 by Jacques Essinger. In 1997, he was appointed as CEO of Modex Therapeutics, later to become IsoTis SA. Now that the company is entering a new phase of development, Jacques Essinger has expressed his wish to pursue other interests in the medical field and to resign as CEO and Board Director.

Dr. James Trotman, Chairman of the Board, commented: “Jacques has been a relentless and inspired driver of the turnaround of IsoTis and the creation of IsoTis OrthoBiologics. We wish Jacques success in challenges that lie closer to his heart and ambition. There still is work to be done and the Board has full confidence in Pieter’s and the Executive Committee’s capacity to continue executing the business plan and bring the company to the next level. ”

Jacques Essinger commented: “With two major transactions in less than 18 months, and one successful spin-off, EpiSource, I feel I have driven the consolidation process as far as I could and that it is the right time to hand over the baton to a US based management. Pieter and I have worked very closely together over the past two years, in two consecutive mergers and in turning around the company with Jim and John. I have every confidence that this group has the right skill mix and experience to carry on building the company. “

The Company will conduct a conference call for financial analysts at 4 p.m. CET (10 a.m. EDT; 7 a.m. PDT), today. To participate in the conference call, dial: +41 91 610 5600 (Europe); +44 20 7107 0611 (UK); +1 866 291 4166 (toll free dial in US/Canada). Digital playback will be available for 24 hours starting 1 hr. after the conference’s end at +41 91 612 4330 (Europe), +44 20 7866 4300 (UK), +1 412 317 0088 (US/Canada) To access the playback, enter the Conference ID 129 followed by the # sign.

Profile IsoTis OrthoBiologics

IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis SA, a Swiss-Dutch biomedical company. IsoTis OrthoBiologics has approximately 150 employees, a product portfolio with 6 orthobiology products on the market and 15 others in development, sales of US$ 24 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence.

The field of orthobiologics combines advances in biotechnology, materials sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The company is a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural” demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and biologically-based growth factors. Orthobiologics is the fastest growing segment of the US$14 billion orthopedics market.

For additional information on IsoTis Orthobiologics, its products, and the orthobiologics market, please visit the company’s website at www.isotis.com.

For information contact:
Hans Herklots	Louis G. Plourde
Tel: +41 21 620 6011	Tel: + (800) 561-2955 (North America)
Fax: +41 21 620 6060	+ (514) 277-5984
E-mail: hans.herklots@isotis.com	E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, as that term is defined in U.S. federal securities laws, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. These forward-looking statements can be identified by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. Such statements are based on the current expectations of the management of IsoTis only. Reliance should not be placed on these statements because they are subject to known and unknown risks and can be affected by factors that are beyond IsoTis’ control. Actual results could differ materially from current expectations due to a number of factors, including the timely commencement and success of clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of products, development of competing therapies and technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for required governmental and regulatory approvals. For a more detailed description of the factors affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports submitted to the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com, the Toronto Stock Exchange (TSX), and the U.S. Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.